UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
    Strongbridge Biopharma plc
(Name of Issuer)
Ordinary shares, par value $0,01 per share
(Title of Class of Securities)
G85347105
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 20, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedu*
 (x) Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person'* the subject class of securities, and for any subsequent amendment containi* disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be*
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subjec* Act but shall be subject to all other provisions of the Act (however, see the N*






CUSIP No. G85347105

13G

Page 2 of 5Pages
 Storebrand Asset Management AS










1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

XXXXXXXXXX


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

NORWAY








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

1 063 020


6.

SHARED VOTING POWER




7.

SOLE DISPOSITIVE POWER

1 063 020


8.

SHARED DISPOSITIVE POWER

00,000






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1 063 020


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5,01 %


12.

TYPE OF REPORTING PERSON (see instructions)

IV













CUSIP No. G85347105

13G

Page 3 of 5 Pages





Item 1.

(a)
Name of Issuer
Strongbridge Biopharma plc




(b)
Address of Issuer?s Principal Executive Offices
900 Northbrook Drive. Suite 200,Trevose, PA 19053



Item 2.

(a)
Name of Person Filing
Storebrand Asset Management AS




(b)
Address of the Principal Office or, if none, residence
Professor Kohts vei 9. 1366 Lysaker, Norway




(c)
Citizenship
Norway




(d)
Title of Class of Securities
Ordinary shares, par value $ 0,01 per share




(e)
CUSIP Number
G85347105



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)* filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under section 8 of the Investment Company Act of*





(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(*





(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)*





(h)
?
A savings associations as defined in Section 3(b) of the Federal DeposIT*





(i)
?
A church plan that is excluded from the definition of an investment company.* Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate. number and percenta* issuer identified in Item 1.






(a)

Amount beneficially owned:  1 063 020






(b)

Percent of class:  5,01%






(c)

Number of shares as to which the person has:








(i)
Sole power to vote or to direct the vote 1 063 020








(ii)
Shared power to vote or to direct the vote.








(iii)
Sole power to dispose or to direct the disposition of 1 063020.








(iv)
Shared power to dispose or to direct the disposition of  .





Instruction. For computations regarding securities which represent a right to* 240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof* beneficial owner of more than five percent of the class of securities, check th* Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired th* the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuan*








By signing below I certify that, to the best of my knowledge and belief, the * and are held in the ordinary course of business and were not acquired and are* effect of changing or influencing the control of the issuer of the securities * connection with or as a participant in any transaction having that purpose o*







(b)

The following certification shall be included if the statement is filed pursuan*








By signing below I certify that, to the best of my knowledge and belief, the* acquired and are not held for the purpose of or with the effect of changing or* the securities and were not acquired and are not held in connection with or* that purpose or effect.












CUSIP No. G85347105

13G

Page 5 of x5Pages





    After reasonable inquiry and to the best of my knowledge and belief, I cer* statement is true, complete and correct.

09/27/2016
Date

/s/ Anne-Kristin Baltzersen
Signature

Anne-Kristin Baltzersen/Chief director
Name/Title